UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 9, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Satelites Mexicanos S.A. de C.V.

File No. 333-8880 - CF#26988

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Satelites Mexicanos S.A. de C.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 20, 2011.

Based on representations by Satelites Mexicanos S.A. de C.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.18	through December 1, 2015
Exhibit 4.19	through April 1, 2020
Exhibit 4.20	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel